

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

Dave Chan Ming
Chief Executive Officer
SU Group Holdings Ltd
Unit 01 – 03, 3/F, Billion Trade Centre
31 Hung To Road, Kwun Tong
Kowloon, Hong Kong

> **Re: SU Group Holdings Ltd**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted September 29, 2023**
> **CIK No. 0001969863**

Dear Dave Chan Ming:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

PRC Approvals, page 7

1. We note your disclosure that you "have not experienced denials in obtaining permissions or approvals and have complied with the applicable laws and regulations in all material respects." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure. In addition, revise to clarify whether you have received all requisite permissions or approvals, as your disclosure only explicitly states that you have not received any denials.

Risk Factors
The PRC legal system is evolving rapidly and the PRC government exerts substantial influence..., page 32

2. We note your revised disclosure in response to comments 6 and 9. Please further revise this risk factor to remove your references to "oversight" and restore your prior "influence or discretion" language. Alternatively, explain how oversight is different in this context, or provide a more detailed description of what you mean by "oversight."

Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Richard Anslow, Esq.